25002373

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SEC FILE NUMBER
8-69368

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Babcock & Brown Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 River Road
(No. and Street)

Cos Cob	CT	06807
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Cohane	203-249-1358	mcohane@burnhamsterling.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton
(Name – if individual, state last, first, and middle name)

757 Third Ave, 9th FL	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Cohane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Babcock & Brown Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Nora Ann Maloney
Notary Public-Connecticut
My Commission Expires
April 30, 2026

Notary Public

Signature:

Title:
Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BABCOCK
& BROWN
SECURITIES

BABCOCK & BROWN SECURITIES LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2024

CONTENTS

GrantThornton

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
Babcock & Brown Securities LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Babcock & Brown Securities LLC (a Connecticut limited liability company) (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Grant Thornton

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2022.

New York, New York
February 24, 2025

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS	
Cash and cash equivalents	$1,020,087
Receivables, net (Notes 2 and 6)	6,252,202
Note receivable (Note 6)	284,594
Other investments	12,166
Other assets	9,234
Total Assets	**$7,578,283**
LIABILITIES AND MEMBER'S EQUITY	
Accrued Expenses	$234,980
Due to affiliate	266,769
Deferred compensation	157,253
Total Liabilities	659,002
Member's Equity	6,919,281
Total Liabilities and Member's Equity	**$7,578,283**

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Babcock & Brown Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Connecticut limited liability company wholly-owned by B&B Security Holdings LLC ("B&BSH"), a Connecticut limited liability company. The Company has been approved by FINRA to engage in the private placement of securities, act as a broker-dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash held by the Company consists of deposits with banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2024, the company did not hold any cash equivalents.

Receivables

The Company accounts for receivables under the provisions of ASC 326, "Financial Instruments – Credit Losses (Topic 326)" along with related clarifications and improvements. The Company measures credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company's assets within the scope of ASC 326 include receivables on the Company's statement of financial condition.

For receivables with due dates in excess of one year from the completion of the transaction, such receivables are discounted to present value, with the discounts reflecting both the time

value of money and a market risk component based on the creditworthiness of the receivable obligor and any collateral. The discounts reduce both the receivables and revenue recognized.

Income Taxes

The Company is a single-member limited liability company "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's tax activity is reported in the consolidated federal and state income tax filings of Burnham Holdings LLC ("BH") which is the parent company of B&BSH. Income taxes have not been provided, as BH is liable for taxes, if any, on its share of the Company's net income or loss. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. BH is subject to federal and state income tax examinations by tax authorities for tax years 2018 through 2024.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period and the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. SEGMENT REPORTING

The Company operates as a single business segment, and its operations are evaluated and managed on a consolidated basis. As such, the Company does not have reportable segments as defined under ASC 280, Segment Reporting.

The Company's financial performance is assessed by the Chief Operating Decision Maker (CODM) based on total company-wide results and no separate financial information is produced for distinct operating segments. Accordingly, all of the Company's operations are consolidated into one reporting segment.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 6 2/3% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not exceed a ratio of 15 to 1. As of December 31, 2024, the Company's net capital was $361,085 which is $317,152 in excess of its required minimum net capital of $43,933.

5. RISKS AND UNCERTAINTIES

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents accounts with four financial institutions which, at times, may be uninsured or exceed insured amounts. The Company attempts to reduce its exposure to credit risk by maintaining cash and cash equivalent balances with sound financial institutions and well-managed money market funds and monitoring their financial strength. The Company has not incurred any losses on these accounts. As of December 31, 2024, the Company had $767,606 in excess of insured limits, which was mitigated trough an FDIC "sweep" feature at one of the Company's financial institutions.

Receivables

As of December 31, 2024, two clients accounted for 100% of the Company's gross receivables of which one client accounted for approximately 99.7%.

6. RECEIVABLES, NET AND NOTE RECEIVABLE

Receivables consist of the following at December 31, 2024:

Accounts receivable	8,027,436
Less: allowance for credit	(143,317)
Less: Discount on accounts receivable	(1,631,917)
Net receivables	$ 6,252,202

The following table details the roll-forward of the allowance for credit loss at December 31, 2024:

Allowance for credit loss December 31, 2023	(215,214)
Add: Adjustment to credit loss December 31, 2024	71,897
Allowance for credit loss December 31, 2024	(143,317)

The promissory note receivable from customer was issued on December 19, 2024 and bears interest at 4.25%. The note is payable in installments through March 2034. The receivable balance on the note was $284,594 at December 31, 2024.

Accounts receivable represents transaction compensation due as of December 31, 2024, that will be paid to the Company over time in scheduled periodic installments. The latest installment is in August 2036, and the weighted average discount rate used was approximately 4.78%.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations of the Company. The bonuses paid by the Company are not shared with BSC. As of December 31, 2024, the Company owed BSC $261,202 for amounts billed but not yet paid under the expense sharing agreement.

The Company is allocated a portion of expense reimbursements received by BSC from third parties for allowable expenses equal to the expenses allocated to the Company under the expense sharing agreement. The Company is allocated these amounts when they are billed by BSC. As of December 31, 2024, the Company was owed $0 from BSC for such expense reimbursement allocation.

The Company has a month-to-month sublease agreement with an affiliate, Burnham Sterling Greenwich LLC ("BSG"), whereby the Company paid rent of $600 per month from January through December 2024. The lease expires on December 31, 2025 unless terminated by either party as described in the lease.

The Company has a royalty agreement with an affiliate, Babcock & Brown LLC ("B&B"). whereby the Company pays a royalty fee to B&B equal to a contractual percentage of fee revenue. At December 31, 2024, the royalty fee expense was outstanding and is included in due to affiliate.

The Company has a Structuring Fee Agreement (the "Agreement") with SAFFA Fund I, LP (the "Partnership") whereby the Company is compensated to provide certain investment banking

services to the Partnership. The General Partner of the Partnership is SAFFA Fund I GP, LLC which is an affiliate of the Company.

8. DEFERRED COMPENSATION

The Company maintains a non-qualified deferred compensation plan. The plan started in April 2022. Deferred compensation is awarded at the Company's discretion on an annual basis under the same terms and conditions and is not guaranteed. Amounts are vested at one hundred percent after five years.

A summary of the payments due under a non-qualified deferred compensation plan is as follows:

For the Year Ended December 31,

2027	195,724
2028	159,140
2029	29,500
Total	$384,364

9. CONTINGENT LIABILITIES

From time to time the Company can be subject to claims and/or become a party to legal proceedings that arise in the normal course of business. The Company does not believe that as of December 31, 2024 it has any matters that will have a material adverse effect on its financial condition, results of operations or cash flow.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 24, 2025, the date that these financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.